Exhibit 99.1

UNITs Program

The window for converting Copel shares into UNITs will be opened from March 22 to April 20, 2021.

Preferred shareholders (CPLE6 shares) and/or common shareholders (CPLE3 shares) can convert such shares into UNITs during this period.

Each UNIT will be formed by one (1) common share (ON) and four (4) class B preferred shares (PNB). Accordingly, by requesting the conversion, each shareholder will have their shares grouped into UNITs.

The conversion of shares and formation of UNITs will only occur if there is a minimum adhesion of approximately 60% (sixty percent) of the shares in circulation. This condition is necessary to seek to ensure that the liquidity of the Company's shares will not be dispersed in another asset..

How to join the program

In order to join the program, contact your brokerage firm. In this contact with the brokerage firm, you should be informed of your intention to join Copel’s UNITs Program so that your request can be made, by the brokerage firm, with B3.

By joining the UNITs program, shareholders will have their CPLE3 and CPLE6 shares converted, as shown below:

Frequently asked questions

Do you have any other question? Check our FAQ session below, email us at ri@copel.com or call (41) 3331-4011.

What are UNITs?

•        UNITs are share deposit certificates that represent a “package" of shares of more than one class. In the case of Copel, the UNITs will be formed by one common share (CPLE3) and four class B preferred shares (CPLE6).

•        The UNITs grant their holders the same rights as those granted by individual shares of the same class. At Copel, the holders of one UNIT will have the same rights as those who separately hold one (1) common share and four (4) class B preferred shares.

Why did the Company propose a UNITs Program?

•        The objective in forming UNITs is to concentrate the liquidity of different shares in a single asset, in order to making trading volume and liquidity higher than those of the shares composing them.

How can I join the UNITs program?

•        In Brazil: in order to join the program and start holding UNITs, contact your brokerage firm and inform you intention to join Copel’s UNITs Program so that your request can be made with B3. If you do not have the contact information of your brokerage firm or if your brokerage firm does not respond to your request, you can access B3’s customer service at https://atendimento.b3.com.br/atendimento.

What will the price of the UNITs be?

•        At the moment of conversion of the UNITs, their value will correspond to the sum of the prices of the shares composing them. In the case of Copel, it will be the sum of the market price of one common share (CPLE3) plus four class B preferred shares (CPLE6). After they start being traded UNITs on the stock exchange, their price will vary similarly to any other asset and the UNIT price may differ from the sum of the share prices.

What if I do not want to migrate to UNITs?

•        You can choose to maintain your direct position in the shares currently held. They will continue to be listed on B3. To do this, you do not need to take any additional steps.

What are common shares?

•        Common shares are those that grant their holders the right to vote at the Shareholders’ Meeting. This means that common shareholders can participate in the Company’s strategic decisions.

What are preferred shares?

•        Preferred shares are those that do not grant their holders the right to vote in all matters of the Meeting. However, these shares entitle their holders preference to receive dividends and, in the case of Copel, they grant their holders the right to receive, at least, ten percent (10%) more dividends than what is attributed to each common share.